UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)      .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)      .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit 1	Notice of Material Fact of Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A., dated June 16, 2010

Exhibit 2	Minutes of the Extraordinary Shareholders’ Meeting, held on June 16, 2010, at 10:20 a.m.

Exhibit 3	Minutes of the Extraordinary Shareholders’ Meeting, held on June 16, 2010, at 11:00 a.m.

Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) 33.3.0015258-0 Publicly-Held Company

COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) 35.3.0018062-3 Publicly-Held Company	BRASIL TELECOM S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) 53.3.0000622–9 Publicly-Held Company

MATERIAL FACT

Pursuant to Article 157, §4 of Law No. 6,404/76 and CVM Instruction No. 358/02 and following the Material Facts released on January 14, 2010 and March 25, 2010, Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT” and, together with TNL, TMAR and Coari, the “Companies”) inform their shareholders and the market in general that, in an extraordinary shareholders’ meeting that took place on this date, the minority shareholders of common and preferred shares of BRT did not approve the proposal for new indirect share exchange ratios between BRT and TMAR, which would have been applied during the final step of the Corporate Reorganization.

In light of the rejection of the new exchange ratios, the Companies inform that the simplification of their corporate structure, as divulged in a Material Fact dated April 25, 2008, is suspended indefinitely.

Rio de Janeiro, June 16, 2010

Alex Waldemar Zornig

Investor Relations Officer

Exhibit 2

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622 - 9

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Held on June 16, 2010, at 10:20 a.m.

(Drafted as a summary, pursuant to Paragraph 1 of Article 130 of Law No. 6,404/76)

1. Date, time and place: On June 16, 2010, at 10:20 a.m., at the headquarters of Brasil Telecom S.A. (“Company”), in the city of Brasilia – Federal District, at SIA SUL – ASP, Lote D, Bloco B.

2. Agenda: (2.1) Change of address of the Company’s headquarters from the City of Brasília, Federal District, to the City of Rio de Janeiro, State of Rio de Janeiro, and consequent amendment of Article 3 of the Company’s Bylaws; and (2.2) Selection of the newspapers in which the Company’s official notices will be published.

3. Call notice: Call notice published in the newspapers “Diário Oficial da União”, Section 3, on May 17, 18 and 19, 2010, pages 164, 128 and 143, respectively; “Valor Econômico – National Edition”, on May 17, 18 and 19, 2010, pages B8, B5 and B11, respectively; and “Jornal de Brasília”, on May 17, 18 and 19, 2010, pages 13, 11 and 11, respectively.

4. Attendance: Shareholders representing more than 83% of the total voting capital of the Company and 0.38% of the non-voting, preferred shares, according to records and signatures in the Shareholders’ Attendance Record. The following persons also attended the meeting: Allan Kardec de Mello Ferreira and Marcos Duarte Santos (members of the Fiscal Council of the Company); and João de Deus Pinheiro de Macedo, Alex Waldemar Zornig, Marco Norci Schroeder, José Augusto da Gama Figueira, João Carlos Orzzi Lucas and Bayard de Paoli Gontijo.

5. Chair: Upon checking the legal quorum, and in accordance with the provisions of Article 17 of the Company’s Bylaws, the meeting was called by Alex Waldemar Zornig, Executive Officer, and Maria Gabriela Campos da Silva and Daniella Geszikter Ventura acted as Chair and Secretary of the meeting, respectively.

6. Decision: Upon proposal by the Chair, the shareholders present unanimously approved, with abstentions recorded, the drafting of the minutes of this Extraordinary Shareholders’ Meeting as a summary, as well as its publication without their signatures, pursuant to Article 130 of Law No. 6,404/76. The shareholders present also unanimously decided to forego the reading of the meeting’s agenda and related documents.

6.1. Regarding item 2.1 of the agenda, the change of address of the Company’s headquarters from the City of Brasilia – Federal District, at SIA SUL – ASP, Lote D, Bloco B, to the City of Rio de Janeiro, State of Rio de Janeiro was unanimously approved without reservation. As a result of the aforementioned decision, Article 3 of the Company’s Bylaws will henceforth read as follows: “Article 3 – The Company has its headquarters is in the City of Rio de Janeiro, State of Rio de Janeiro, and may, by decision of its Senior Management, in compliance with article 31, create and close branches and offices at any point in the areas it operates.”

6.2. Regarding item 2.2 of the agenda, in light of the change of address of the Company’s headquarters, it was unanimously approved that the publications in which the Company’s official notices will henceforth be filed are: (a) Diário Oficial do Estado do Rio de Janeiro; and (b) the newspaper “Valor Econômico”. The Senior Management of the Company is authorized to execute all of the necessary acts to legalize the aforementioned decisions.

This page is part of the Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., held on June 16, 2010, at 10:20 am	1

6.3. General Observations: The shareholders Tempo Capital Principal FIA, Polo Norte FIM, POLO FIA and VINSON FUND, LLC abstained as to items 6.1 and 6.2, above. The shareholder Tempo Capital Principal FIA submitted a protest, which was received by the Chair and will remain filed at the Company’s headquarters.

7. Closing:

With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by the shareholders who formed the necessary quorum for approval of the decisions described above. Shareholders present: COARI PARTICIPAÇÕES S/A; Artur Quintiliano Bezerra da Silva; Roger Catunda Rocha; Ana Carolina dos Remédios Monteiro da Motta; Daniella Geszikter Ventura; Maria Gabriela Campos da Silva Menezes Cortes; Marcelo Fernandez Trindade; Luiz Antonio de Sampaio Campos;Rafael Padilha Calábria; Tempo Capital Principal Fundo de Investimento de Ações (represented by Raphael Manhães Martins); Australian Reward Investment Alliance; The Boeing Company Employee Retirement Plans Master Trust (represented by Daniel Alves Ferreira); Polo Fundo de Investimento em Ações; Vinson Fund LLC; Polo Norte Fundo de Investimento Multimercado (represented by Daniel Alves Ferreira); Abu Dhabi Retirement Pensions and Benefits Fund; AT&T Union Welfare Benefit Trust; Balentine International Equity Fund Select, L.P.; Eaton Vance Structured Emerging Markets Fund; Eaton Vance Tax-Managed Emerging Markets; Fidelity Fixed-Income Trust: Fidelity Series Global EX U.S. Index Fund; Fortis L Fund Equity Brazil; Illinois State Board of Investment; John Hancock Funds II: International Equity Index Fund; John Hancock Trust International Equity Index Trust A; John Hancock Trust International Equity Index Trust B; PPL Services Corporation Master Trust; Southern CA Edison CO Nuclear FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS ; Teacher Retirement System of Texas; The Future Fund Board Of Guardians; The Illinois Municipal Employees Retirement; The Illinois Municipal Employees Retirement Fund; The Public Education Employee Retirement System of Missouri; The Public School Retirement system Of Missouri; UAW Retiree Medical Benefits Trust; West Virginia Investment Management Board; Wilmington Multi-Manager International Fund; Wilmington International Equity Fund Select, L.P. (represented by Daniel Alves Ferreira); Clube de Investimento DEC ; Long Brasil Ações – Fundo de Investimento (represented by Danielli Santiago Pugliese).

Conforms to the original recorded in the Company’s own books.

Brasília, June 16, 2010.

Maria Gabriela C. da Silva Menezes Côrtes Chair	Daniella Geszikter Ventura Secretary

This page is part of the Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., held on June 16, 2010, at 10:20 am	2

Exhibit 3

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622 - 9

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Held on June 16, 2010, at 11:00 a.m.

(Drafted as a summary, pursuant to Paragraph 1 of Article 130 of Law No. 6,404/76)

1. Date, time and place:

On June 16, 2010, at 11:00 a.m. in the City of Brasilia – Federal District, at SIA SUL – ASP, Lote D, Bloco B.

2. Agenda:

The shareholders of Brasil Telecom S.A. (“Company”), were called to deliberate on the proposal for new share exchange ratios between the Company and Telemar Norte Leste S.A. (“Telemar”) announced in a Material Fact dated March 25, 2010, to be applied during the final step of the ongoing corporate reorganization involving the Company (“New Exchange Ratios”).

3. Call Notice: Call notice published, pursuant to Article 124 of Law No. 6,404/76, in the newspapers “Diário Oficial do Distrito Federal”, Section 3, on May 4, 5 and 6, 2010, pages 199, 173 and 188, respectively; “Valor Econômico”, on May 3, 4 and 5, 2010, pages D11, D13 and B9, respectively, and “Jornal de Brasília” Caderno Cidades, page 11, on May 3, 4 and 5, 2010.

4. Attendance: Holders of common and preferred shares representing 28.99% of the capital stock of the Company, according to records and signatures in the Shareholders’ Attendance Record. The following persons also attended the meeting: Alex Waldemar Zornig (Investor Relations Officer of the Company), João de Deus Pinheiro Macêdo, José Augusto das Gama Figueira, Bayard de Paoli Gontijo, Marco Norci Schroeder, João Carlos Orzzi Lucas, David Tavares Neves Nunes, Maria Gabriela Campos da Silva Menezes Côrtes, Daniella Geszikter Ventura and Alvimar Marques Camacam; Allan Kardec de Melo Ferreira and Marcos Duarte (members of the Company’s Fiscal Council).

5. Chair: Upon checking the legal quorum, and in accordance with the provisions of Article 17 of the Company’s Bylaws, the meeting was called by Alex Waldemar Zornig, and Marcelo Fernandez Trindade and Luiz Antonio de Sampaio Campos acted as Chair and Secretary of the meeting, respectively.

This page is part of the Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., held on June 16, 2010, at 11:00 am	1

6. Decisions:

Upon proposal by the Chair, the shareholders present unanimously approved the drafting of the minutes of this Extraordinary Shareholders’ Meeting as a summary, as well as its publication without their signatures, pursuant to Article 130 of Law No. 6,404/76. The shareholders present also unanimously decided to forego the reading of the meeting’s agenda and related documents.

The meeting’s agenda was put to a vote, and the majority of the non-controlling holders of common and preferred shares of the Company who were present at the Extraordinary Shareholders’ Meeting, holding 111,536,636 shares, did not approve the New Exchange Ratios.

Shareholders submitted protests and requests, which were received by the Chair and will remain filed at the Company’s headquarters.

7. Closing:

With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by the shareholders present.

Conforms to the original recorded in the Company’s own books.

Brasília, June 16, 2010.

Marcelo Fernandez Trindade Chair	Luiz Antonio de Sampaio Campos Secretary

This page is part of the Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., held on June 16, 2010, at 11:00 am	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2010

BRASIL TELECOM S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer